Exhibit 99.1
1
Sibanye Stillwater Limited
Incorporated in the Republic of South
Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and SBSW
(NYSE) ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, “the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground
Floor Cnr 14th Avenue & Hendrik Potgieter
Road Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater to assume full ownership of Kroondal, doubling its life of mine
Johannesburg, 31 January 2022: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that it has entered into an agreement with Rustenburg Platinum Mines Limited (“RPM”) a subsidiary of Anglo
American Platinum Limited (“AAP”), through its subsidiary, Sibanye Rustenburg Platinum Mines Limited
(“Rustenburg operation”), which will result in the Rustenburg operation assuming full ownership of the low cost, mechanised Kroondal operation. This transaction will facilitate the life of the Kroondal operation being extended to 2029 and ensure significant value creation for all stakeholders.
Sibanye-Stillwater currently operates the Kroondal operation, which is located adjacent to, and up-dip of
Sibanye-Stillwater’s Rustenburg operation and the shallow Klipfontein open pit operation. The Kroondal operation is subject to a 50/50 pool and share agreement (“Kroondal PSA”) between Kroondal Operations
Proprietary Limited (a 100% held subsidiary of Sibanye-Stillwater) and RPM (“collectively the PSA Parties”).
Sibanye-Stillwater acquired its 50% interest in the Kroondal PSA following its acquisition of Aquarius Platinum
Limited in April 2016.
By the end of 2020 certain shafts at the Kroondal operation had reached the boundaries of the Kroondal
PSA lease area. In order to allow the affected shafts to continue operating, with effect from January 2021, a contractor mining agreement was agreed between the PSA Parties and the Rustenburg operation, providing for the mining of the Rustenburg operation from the Kroondal operation (the “Contractor
Agreement”).
The Contractor Agreement permits immediate exploitation of parts of the Rustenburg operation’s orebody which would otherwise only have been mined from the existing Rustenburg operation infrastructure sometime in the future, allowing for the early conversion of a portion of the Rustenburg operation’s mineral resources into reserves and extending the life of the Kroondal operation.
In addition to the Contractor Agreement, the Rustenburg operation and RPM have entered into a sale and purchase agreement (“Sale Transaction”) in terms of which the Rustenburg operation will acquire RPM’s
50% interest and all associated liabilities in respect of the Kroondal PSA and the Marikana pool and share agreement (“Marikana PSA”)(which operation was placed on care and maintenance in 2012) (together
“the PSA’s”) for a cash consideration of R1.00 plus the assumption of RPM’s portion of all associated liabilities, which includes all associated closure costs and rehabilitation liabilities. The rehabilitation liabilities are currently calculated at approximately R415 million.
The implementation of the Sale Transaction is subject to the fulfilment of the following key conditions precedent:
•
The delivery of 1,350,000 4E ounces by the Kroondal operation to RPM’s designated smelters through the mining of both the Kroondal PSA orebody and the Rustenburg operation’s orebody (together “the
Project Area”) and the Klipfontein open pit operation. The 1,350,000 4E ounces will be delivered in accordance with the terms of the current Kroondal PSA and the current Kroondal operation purchase of concentrate (PoC) agreement with RPM. This condition precedent is expected to be fulfilled early in
2024; and
•
Regulatory approvals including Competition Commission approval and Section 11 consent in terms of the Mineral and Petroleum Resources Development Act, 2002 for the transfer of the mining right, currently held by RPM, to Sibanye-Stillwater’s Rustenburg operation
On completion of the Sale Transaction, the PSA’s with AAP will be terminated and Sibanye-Stillwater (through the Rustenburg operation), will be entitled to mine the remaining PSA ore body and ore from the Rustenburg operation that may be accessed from the Kroondal operation infrastructure entirely for Sibanye-Stillwater’s account. The PoC agreement will also fall away on completion of the Sale Transaction, with all PGM concentrate from the combined operations being subject to the terms of the current Rustenburg operation’s sale and toll treatment agreement with RPM.
These agreements will more than double the life of the Kroondal operation, underpinning much needed sustained employment opportunities, and ensuring significant value creation for all stakeholders through the lower cost and more efficient extraction of the project area orebody than would have been the case as two standalone operations.
Sibanye-Stillwater Chief Executive Officer Neal Froneman commented “We welcome this mutually beneficial transaction which, through the full consolidation of these operations under a single owner will unlock significant value for all stakeholders by extending the operating life of the Kroondal operation, which as a standalone operation, was constrained by the existing PSA agreement. We are unlocking the true potential of these adjacent mines by utilising the mechanised and low cost Kroondal operation to mine across the boundary with the Rustenburg operation. This will accelerate the extraction of more remote parts of the Rustenburg operation orebody, sustain employment for more than 2,500 people until 2029 and ensure the creation of significant value for all stakeholders in the region.”
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Ends.
Investor relations contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor
Relations Tel: +27 (0) 83
453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.

All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the
United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of
Sibanye-Stillwater’s properties by 4 claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s
financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of
Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange
Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31
December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.